082-34861

TRINIDAD
DRILLING LTD
TDG

08004044

July 11, 2008

SEC
Mail Processing
Section

JUL 21 2008

Washington, DC
104

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Trinidad Drilling Ltd.

SUPPL

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Drilling Ltd's News Release dated July 10, 2008. These documents are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Regards,

Lisa Ciulka

Lisa Ciulka
Director of Investor Relations

PROCESSED
JUL 31 2008
THOMSON REUTERS

dw 7/30

TRINIDAD DRILLING LTD

TDG

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

FOR IMMEDIATE RELEASE: Thursday, July 10, 2008

TSX SYMBOL: TDG

TRINIDAD DRILLING LTD. ANNOUNCES THE SALE OF ITS NEWLY CONSTRUCTED BARGE DRILLING RIG IN INDONESIA

CALGARY, ALBERTA – Trinidad Drilling Ltd. ("Trinidad" or the "Corporation") is pleased to announce that it has entered into an agreement to sell the barge drilling rig it has been constructing in Indonesia to an international third party.

The parties have agreed to a purchase price of US$53.5 million plus a handling fee for any additional modifications made. In total, Trinidad expects to receive proceeds of approximately US$54 million. The barge rig is an internationally classed, posted drilling rig with 3,000 horse power and AC drive equipment.

Trinidad has received a US$5.35 million non-refundable deposit and expects to receive the balance of the purchase price within 90 days.

"This transaction is a good business decision for Trinidad", said Lyle Whitmarsh, President and Chief Executive Officer of Trinidad. "We have generated a strong return on the original investment we made in the barge rig and we can now redeploy those funds towards new opportunities in the land drilling and barge markets that will create additional value for our shareholders".

The proceeds from the sale of the Indonesian barge are expected to be used for general business purposes, to fund future expansion opportunities and to reduce current debt levels. We continue to see strong opportunities in both the U.S. land drilling market and the U.S. Gulf Coast barge drilling market. The newer, more efficient equipment we can provide gives a competitive advantage for Trinidad and is reflected in the high utilization rates and solid profit margins we maintain. We will continue to evaluate these opportunities, looking for those that meet our stringent criteria and add value for our shareholders.

Trinidad is a growth oriented corporation that trades on the TSX under the symbol TDG. Trinidad's divisions operate in the drilling, well servicing and barge drilling sectors of the North American oil and gas industry. With the completion of the recently announced rig construction programs, Trinidad will have 119 drilling rigs ranging in depths from 1,000 – 6,500 metres. In addition to its drilling rigs, Trinidad will have 26 service rigs, 20 pre-set and coring rigs and 4 barge rigs currently operating in the Gulf of Mexico. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable, technologically advanced and competitive in the industry.

This news release may contain forward-looking statements concerning the anticipated performance of the Corporation. Forward-looking statements are based on the estimates and opinions of management

at the date the statements are made, and the Corporation undertakes no obligation to update forwa looking statements if conditions or opinions should change.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the shares in any jurisdiction. The shares offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States or to a U.S. person, absent registration, or an applicable exemption therefrom.

For further information please contact:

Lyle Whitmarsh
President & Chief Executive Officer,
(403) 265-6525

Brent Conway
Chief Financial Officer
(403) 265-6525

Lisa Ciulka
Director of Investor Relations
(403) 294-4401
email: lciulka@trinidaddrilling.com

END